NEWS RELEASE                                        [CORUS LOGO][OBJECT OMITTED]

3 July 2003

CORUS INCREASES SHARE IN SEGAL



Corus Group plc ("Corus") has agreed with Arcelor S.A. ("Arcelor"), to purchase a further 16.7 per cent share in Segal SCRL ("Segal"), a Belgian joint venture (currently, two-thirds Arcelor and one-third Corus), for EUR8.34 million (approximately (pound)5.83 million) in cash. After completion of the purchase Corus and Arcelor will each own 50 per cent. Completion of the purchase is subject to confirmation by the European Commission.

Segal is a galvanising operation which toll-processes the material of its shareholders. Costs and revenues are allocated to each shareholder and, therefore, Segal's accounting net result in each period, including 2002, is zero. Net assets at end-December, 2002 were EUR25.5 million.

Notes

1. Segal's head office and production facilities are located in Yvoz-Ramet near Liege, Belgium. It employed 155 people as at end-December, 2002. In 2002, Segal toll-processed over 500 thousand tonnes of hot dipped galvanised sheet steel for the automotive industry.
2. Following the merger of Usinor, Arbed and Aceralia in February 2002 to form Arcelor, the European Commission required Arcelor to divest a number of its assets.
3. The exchange rate used is EUR 1.43 per (pound)1.

Enquiries:

Corus Corporate Relations: David Jackson   +44 (0)20 7717 4505

Corus Investor Relations: Anthony Hamilton +44 (0)20 7717 4501

END

Corus
30 Millbank
London, SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com